SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the Month of October 2019

Commission File Number: 1-14696

China Mobile Limited

(Translation of registrant’s name into English)

60/F, The Center

99 Queen’s Road Central

Hong Kong, China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.:

Form 20-F   X  Form 40-F ____

Indicate by check mark if the registrant is submitting the Form 6-K on paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K on paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ____No   X_

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                .

EXHIBITS

Exhibit Number
1.1	Announcement with respect to Unaudited Key Performance Indicators for the First Three Quarters of 2019, dated October 21, 2019

FORWARD-LOOKING STATEMENTS

This announcement contains certain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements are, by their nature, subject to significant risks and uncertainties. These forward-looking statements include, without limitation, statements relating to:

•	our business objectives and strategies, including those relating to the development of our terminal procurement and distribution business;
•	our operations and prospects;
•	our network expansion and capital expenditure plans;
•	the expected impact of any acquisitions or other strategic transactions;
•

our provision of services, including fourth generation, or 4G, services, wireline broadband services and services based on technological evolution, and the ability to attract customers to these services;

•	the planned development of future generations of mobile technologies, including 5G technologies, and other technologies and related applications;
•

the anticipated evolution of the industry chain of 5G and future generations of mobile technologies, including future development in, and availability of, terminals that support our provision of services based on 5G and future generations of mobile technologies, and testing and commercialization of future generations of mobile technologies;

•	the expected benefit from our investment in and any arrangements with China Tower Corporation Limited;
•

the expected impact of the implementation in Mainland China of the policy of “speed upgrade and tariff reduction” and the cancellation of roaming tariffs on our business, financial condition and results of operations;

•	the expected impact of tariff changes on our business, financial condition and results of operations;
•

the potential impact of restrictions, sanctions or other legal or regulatory actions under relevant laws and regulations in various jurisdictions on our telecommunications equipment suppliers and other business partners;

•	the potential impact of the outcome of the State Administration for Market Regulation’s investigation on us;
•	the expected impact of new service offerings on our business, financial condition and results of operations; and
•	future developments in the telecommunications industry in Mainland China, including changes in the regulatory and competitive landscape.

The words “aim”, “anticipate”, “believe”, “could”, “endeavor”, “estimate”, “expect”, “intend”, “may”, “plan”, “seek”, “should”, “strive”, “target”, “will” and similar expressions, as they relate to us, are intended to identify certain of these forward-looking statements. We do not intend to update these forward-looking statements and are under no obligation to do so.

These forward-looking statements are subject to risks, uncertainties and assumptions, some of which are beyond our control. In addition, these forward-looking statements reflect our current views with respect to future events and are not a guarantee of future performance. Actual results may differ materially from information contained in the forward-looking statements as a result of a number of factors, including the risk factors set forth in the “Risk Factor” section of our latest Annual Report on Form 20-F, as filed with the U.S. Securities and Exchange Commission.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHINA MOBILE LIMITED

Date:	October 22, 2019	By:	/s/ Dong Xin
			Name:	Dong Xin
			Title:	Executive Director, Vice Precedent and Chief Financial Officer
4

Exhibit 1.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

UNAUDITED KEY PERFORMANCE INDICATORS

FOR THE FIRST THREE QUARTERS OF 2019

The unaudited financial data of the Group for the first three quarters of 2019:

•Operating revenue was RMB566.7 billion, down by 0.2% over the same period last year; of which, revenue from telecommunications services was RMB513.0 billion, down by 1.0% over the same period last year

•EBITDA was RMB225.5 billion, up by 5.3% over the same period last year

•Profit attributable to equity shareholders was RMB81.8 billion, down by 13.9% over the same period last year

In accordance with the Company’s disclosure policy and in order to further enhance the transparency of the Group and provide additional information with which shareholders, investors and the general public may better appraise the business and financial position of the Group in a timely manner, the board of directors (the “Board”) of China Mobile Limited (the “Company”, together with its subsidiaries, the “Group”) announces certain selected unaudited key performance indicators of the Group for the first three quarters of 2019.

SELECTED UNAUDITED KEY PERFORMANCE INDICATORS

Financial Data

	For the period from 1 January 2019 to 30 September 2019	For the period from 1 January 2018 to 30 September 2018	Change

Operating Revenue (RMB)	566.7 billion	567.7 billion	–0.2%
Of which, Revenue from
Telecommunications Services (RMB)	513.0 billion	518.4 billion	–1.0%
Sales of Products and Others (RMB)	53.7 billion	49.3 billion	8.9%
EBITDA (RMB)	225.5 billion	214.1 billion	5.3%
EBITDA Margin	39.8%	37.7%
Profit before Taxation (RMB)	108.2 billion	122.4 billion	–11.6%
Profit Attributable to Equity Shareholders (RMB)	81.8 billion	95.0 billion	–13.9%
Margin of Profit Attributable to Equity Shareholders	14.4%	16.7%

Operating Data

	As at 30 September 2019/ For the period from 1 January 2019 to 30 September 2019	As at 30 June 2019/ For the period from 1 January 2019 to 30 June 2019

Mobile Business
Total Customers	942 million	935 million
Net Additional Customers *	16.96 million	9.98 million
4G Customers	747 million	734 million
Average Revenue per User per Month (ARPU)
(RMB/user/month) *		52.2
Total Voice Usage (minutes) *	2,430.7 billion	1,612.6 billion
Average Minutes of Usage per User per Month (MOU) (minutes/user/month) *	290	291
Handset Data Traffic (GB) *	48.39 billion	29.83 billion
Average Handset Data Traffic per User per Month (DOU) (GB/user/month) *	6.6	6.2
SMS Usage (messages) *	617.2 billion	386.3 billion

Wireline Broadband Business
Total Customers	185 million	175 million
Net Additional Customers *	28.36 million	18.20 million
Average Revenue per User per Month (ARPU) (RMB/user/month) *	32.7	32.9

*for the relevant reporting period

During the first three quarters of 2019, the market experienced ever-intensifying competition within the telecommunications industry and from cross-sector players. The operating environment became more complex and was full of uncertainty. Confronted with these challenges, the Group has maintained a clear focus on high-quality development, supported by solid progress in its business transformation and upgrade. In addition, it has stepped up reforms and innovation, proactively laid out plans for 5G development and introduced measures to further reduce costs and increase operating efficiency. By taking these steps, the Group has reinforced its competitive advantage in terms of scale and strengthened its leading position in the industry.

The Group’s total number of mobile customers was around 942 million as at 30 September 2019. Among them, 4G customers amounted to 747 million, representing a net increase of 34.33 million for the first three quarters of the year. Data traffic business maintained sound growth momentum with handset data traffic recording a year-on-year increase of 124%. Handset data DOU reached 6.6GB, representing a year-on-year increase of 116%. Voice business continued with its downward trajectory with total voice usage (minutes) declining by 8.2% year-on-year. Buoyed by the rapid growth of corporate SMS, total SMS usage rose by 40.9% year-on-year. Mobile ARPU was RMB50.2 for the first three quarters of the year.

Buoyed by the Group’s ongoing efforts to enhance the quality of broadband products and cultivate digital family ecology, the number of wireline broadband customers continued to demonstrate sound growth momentum. As at 30 September 2019, the total number of wireline broadband customers was 185 million, with a net increase of 28.36 million for the first three quarters of the year. Wireline broadband ARPU amounted to RMB32.7.

The Group’s telecommunications services revenue went down by 1.0% year-on-year to RMB513.0 billion for the first three quarters of 2019. Due to the rapid decline in data traffic upside and the carryover effect resulting from the complete cancellation of domestic data “roaming” charges effective July 2018, the Group’s telecommunications services revenue, on a year-on-year comparison basis, faced headwinds during the first three quarters of the year. The Group will continue to promote the integrated development of the “four growth engines” and endeavour to enhance product bundling, integrated sales and marketing as well as synergistic operations, expanding its market presence and striving to restore growth in telecommunications services revenue for the full year. For the first three quarters of the year, the Group’s revenue from the sales of products increased by 8.9% year-on-year to RMB53.7 billion.

Affected by the year-on-year decrease in revenue, spending on business transformation and rising rigid expenditures, profit attributable to equity shareholders fell by 13.9% year-on-year to RMB81.8 billion for the first three quarters of 2019. Margin of profit attributable to equity shareholders was 14.4% with ongoing industry-leading profitability. For the first three quarters of the year, EBITDA recorded a year-on-year increase of 5.3% and reached RMB225.5 billion, which was partly attributable to the implementation of the new accounting standard on leases (IFRS/HKFRS 16).

While undertaking business transformation, the Group will optimise resource allocation by adhering to the principle of ensuring a sufficient budget for areas essential to promote growth, while reducing and controlling expenses on certain selected areas. The Group will continue to step up measures to reduce costs and enhance efficiency with a focus on deploying resources with precision and high effectiveness, striking a balance between the Group’s short-term performance and long-term development. The Group will maintain good profitability and strive to achieve an ongoing positive development in profit attributable to equity shareholders during the course of the year, thereby continuously creating value for investors.

The Board wishes to remind investors that the above performance indicators are based on the Group’s unaudited management accounts. Investors are cautioned not to unduly rely on such data.

In the meantime, investors are advised to exercise caution in dealing in the securities of the Company.

By Order of the Board

China Mobile Limited

Yang Jie

Chairman

Hong Kong, 21 October 2019

FORWARD-LOOKING STATEMENTS

Certain statements contained in this announcement may be viewed as “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from those implied by such forward-looking statements. In addition, the Company does not intend to update these forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the Company’s most recent Annual Report on Form 20-F and other filings with the U.S. Securities and Exchange Commission.

As at the date of this announcement, the Board of Directors of the Company comprises Mr. Yang Jie and Mr. Dong Xin as executive directors and Dr. Moses Cheng Mo Chi, Mr. Paul Chow Man Yiu, Mr. Stephen Yiu Kin Wah and Dr. Yang Qiang as independent non-executive directors.

ORWARD-LOOKING STATEMENTS Certain statements contained in this interim report may be viewed as “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from those implied by such forward-looking statements. In addition, the Company does not intend to update these forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the Company’s most recent Annual Report on Form 20-F and other filings with the U.S. Securities and Exchange Commission.